Aleafia Health Inc.

Annual Information Form

For the year ended December 31, 2017

Dated December 13, 2018

ABOUT THIS ANNUAL INFORMATION FORM

In this annual information form ( “AIF” or “Annual Information Form” ), unless the context otherwise requires, the “Company” or “Aleafia” refers to Aleafia Health Inc. together with its wholly-owned subsidiaries. References to “Canabo” refer to Canabo Medical Inc., the name of the Company prior to the completion of the Business Combination (as defined herein). References to “Aleafia PrivateCo” refer to Aleafia Inc., prior to its combination with Canabo on March 26, 2018. All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board.

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2017, with certain information updated to reflect, among other things, the Business Combination that was completed on March 26, 2018. While Canabo’s financial year end was October 31, the Company changed its financial year end to December 31 at the time of the Business Transaction. Unless otherwise indicated, the information in this AIF is given as of December 13, 2018.

Except as otherwise indicated in this AIF, references to Canadian dollars or $ are to the currency of Canada.

This AIF contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

The information contained in this AIF, including news releases and other disclosure items of the Company are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company s profile. The Common Shares of Aleafia are traded on the TSX Venture Exchange under the symbol ALEF .

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements or information (collectively “forward-looking statements” ) which are based upon the Company s current internal expectations, estimates, projections, assumptions and beliefs. The forward-looking statements are contained principally in the sections titled Description of the Business and Risk Factors .

In some cases, these forward-looking statements can be identified by words or phrases such as may , believe , expects , will , intends , projects , anticipates , estimates , continues , plan , believe , aim , seek or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on current expectations and projections about future events and financial trends that they believe may affect the Company s financial condition, results of operations, business strategy and financial needs, as the case may be.

Forward-looking statements relating to the Company include, among other things, statements relating to:

•	the Company s business objectives and milestones and the anticipated timing of execution;
•	the performance of the Company s business and operations;
•	the intention to grow the business, operations and potential activities of the Company;
•	the projected increase in production capacity;
•	the competitive and business strategies of the Company;
•	the projected listing on the NASDAQ (as defined herein);
•	the Company s anticipated operating cash requirements and future financing needs;
•	the anticipated future gross revenues and profit margins of the Company s operations;

•	the Company s expectations regarding its revenue, expenses and operations;
•	the Company s intention to build a brand and develop cannabis products targeted to specific segments of the market;
•	the ongoing and proposed expansion of the Company s facilities, services, including expansions to it facilities, and their costs;
•	the current political, legal and regulatory landscape surrounding medical and recreational cannabis and expected developments in any jurisdiction in which the Company operates;
•	the applicable laws, regulations and any amendments thereof;
•	medical benefits, viability, safety, efficacy and dosing of cannabis;
•	expectations with respect to the advancement and adoption of new product lines and ingredients;
•	the acceptance by customers and the marketplace of new products and solutions;
•	ability to attract new customers and develop and maintain existing customers;
•	expectations with respect to future production costs and capacity;
•	expectations with respect to the renewal and/or extension of the Company s permits and licences;
•	the ability to protect, maintain and enforce the Company s intellectual property rights;
•	ability to successfully leverage current and future strategic partnerships and alliances;
•	the ability to attract and retain personnel;
•	anticipated labour and materials costs;
•	the Company s competitive condition and expectations regarding competition, including pricing and demand expectations and the regulatory environment in which the Company operates; and
•	anticipated trends and challenges in the Company s business and the markets and jurisdictions in which the Company operates.

Forward-looking statements are based on certain key assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments and other factors the Company believes are appropriate, and are subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. Given these risks, uncertainties and assumptions, shareholders and prospective purchasers of the Company s securities should not place undue reliance on these forward-looking statements. The above list of forward-looking statements is not exhaustive and whether actual results, performance or achievements will conform to the Company s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Certain of the forward-looking statements contained herein concerning medical marijuana, the general expectations of the Company related thereto, and the Company s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the current medical marijuana industry involves risks and uncertainties and are subject to change based on various factors. It is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are cautioned that actual future results may differ materially from management s current expectations and the forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement. For a description of material factors that could cause the Company s actual results to differ materially from the forward-looking statements in this AIF, please see “Risk Factors”.

MARKET AND INDUSTRY DATA

This AIF contains market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

DEFINITIONS

The following is a glossary of certain general terms used in this Annual Information Form, including the summary hereof. Terms and abbreviations used in the financial statements included in, or appended to this Annual Information Form are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“241” means 2412550 Ontario Inc., previously a wholly-owned subsidiary of Canabo PrivateCo that amalgamated with Aleafia PrivateCo in connection with the Business Combination;

“255” means 2557590 Ontario Inc.;

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations;

“Aleafia” means Aleafia Health Inc., the Resulting Issuer established as a result of the Business Combination;

“Aleafia Brands” means Aleafia Brands Inc., a wholly-owned subsidiary of the Company;

“Aleafia Retail” means Aleafia Retail Inc., a wholly-owned subsidiary of the Company;

“Aleafia PrivateCo” means Aleafia Inc., prior to its amalgamation with 241 as part of the Businesses Combination;

“Audit Committee” is the audit committee of the board of directors of Aleafia, currently composed of Lea Ray (Chair), Mark Sandler and William Stewart;

“BCBCA” means the British Columbia Business Corporations Act;

“Brands Joint Venture” means joint venture between the Company, Aleafia Brands and SPE Finance LLC, see also General Development of the Business – Period Following the Business Combination (March 28, 2018„ŸPresent)

“Business Combination” means the three-cornered amalgamation between Canabo, 241 and Aleafia PrivateCo resulting in the amalgamation of 241 and Aleafia PrivateCo on March 26, 2018, see General Development of the Business Events Prior to the Business Combination January 1, 2018-March 27, 2018 ;

“Business Combination Agreement” means the business combination agreement dated January 31, 2018 between Canabo and Aleafia PrivateCo pursuant to which the parties completed the Business Combination;

“Canabo” means Canabo Medical Inc., the Company, prior to the completion of the Business Combination;

“Canabo PrivateCo” means Canabo Medical Corporation, the private CBCA corporation acquired by Four River under the Canabo RTO;

“Cannabis Act” means the Cannabis Act (Canada);

“CannaPacific” means CannaPacific Pty Ltd., a licensed medical cannabis company in Newcastle, Australia;

“CBCA” means the Canada Business Corporations Act.

“CDSA” means the Controlled Drugs and Substances Act;

“CE” means cannabinoid educators;

“CMC” means Cannabinoid Medical Clinic, a company 241 was edoing business as prior to the Business Combination;

“Common Shares” means common shares of Aleafia;

“Distribution License” means the Health Canada licence issued on August 31, 2018 and expiring October 13, 2020, see Description of the Business Licences ;

“Flying High” means Flying High Brands Inc.;

“Four River” means Four River Ventures Ltd.;

“Licensed Producer” means a licensed producer, as defined in the Cannabis Act;

“Listing Date” means the date on which the Common Shares recommenced trading on the TSXV following the completion of the Business Combination;

“marijuana” has the meaning given to that term in the Cannabis Act;

“MMAR” means the Marihuana Medical Access Regulations;

“MMPR” means the Marihuana for Medical Purposes Regulations;

“NASDAQ” means the Nasdaq Stock Market LLC;

“Niagara Facility” means the 160,000 square foot greenhouse facility located in Grimsby, Ontario, see Description of the Business Facilities;

“NLC” means the Newfoundland and Labrador Liquor Corp.;

“OBCA” means the Business Corporations Act (Ontario);

“OCRS” means the Ontario Cannabis Retail Corporation;

“One Plant” means One Plant (Retail) Corp.;

“Original Purchase Agreement” means the shares and asset purchase agreement dated September 25, 2015 between Frank Macdonald and Jacqueline Visconti, as sellers, and Red Leaf and 255; as purchasers, see General Development of the Business- Events Prior to the Business Combination- Year Ended December 31, 2017;

“Port Perry Facility” means the production facility licensed under the ACMPR (now Cannabis Act) located at 2540 Regional Road 19 in Blackstock, Ontario (Port Perry), see Description of the Business- Facilities;

“Production Licence” means the Health Canada producer s licence issued on October 13, 2017 and expiring October 13, 2020 and, together with the Distribution Licence, the Licence , see Description of the Business -Licences ;

“Red Leaf” means 7984022 Canada Inc.;

“Red Leaf Assignment Agreement” means the assignment agreement entered into between Aleafia PrivateCo, Red Leaf and 255 on October 4, 2017 assigning an interest to Aleafia PrivateCo an interest in the Original Purchase Agreement for the purchase of all of the outstanding shares of 755064 Ontario Inc. pursuant to which Aleafia PrivateCo acquired the Port Perry Facility, see General Development of the Business- Events Prior to the Business Combination -Year Ended December 31, 2017;

“Regulations” means, collectively, the Canadian federal Cannabis Regulations and the Industrial Hemp Regulations;

“Resulting Issuer” means Aleafia Health Inc., following the completion of the Business Combination;

“Retail Joint Venture” means joint venture between the Company, Aleafia Retail and SPE Finance LLC, see also General Development of the Business- Period Following the Business Combination (March 28, 2018-Present);

“SEC” means the United States Securities and Exchange Commission;

“Subscription Receipts” means the subscription receipts issued in connection with the Subscription Receipt Offering at a price of $1.25 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, without payment of additional consideration or taking of further action, one unit consisting of one common share and one-half of a common share purchase warrant in the capital of Aleafia PrivateCo, each of which was exchanged on an equivalent basis without additional consideration therefor, into Common Shares and warrants of the Company upon completion of the Business Combination;

“Subscription Receipt Offering” means the brokered private placement of Subscription Receipts completed by Aleafia PrivateCo in connection with the Business Combination for aggregate gross proceeds of $30,213,750, see General Development of the Business Events Prior to the Business Combination- Period of January 1, 2018-March 27, 2018;

“TSXV” means the TSX Venture Exchange Inc.; and

“Vendors” means Frank MacDonald and Jacqueline Visconti, as sellers, under the Original Purchase Agreement.

CORPORATE STRUCTURE

Name, Address and Incorporation

Aleafia Health Inc. was originally incorporated under the BCBCA on February 2, 2007 under the name Wyn Metals Inc. On July 15, 2009, Wyn Metals Inc. changed its name to Award Ventures Ltd. On May 28, 2010, Award Ventures Ltd. changed its name to Auracle Resources Ltd. On July 21, 2014, Auracle Resources Ltd. was dissolved, and on May 1, 2015, was restored under the BCBCA. On June 16, 2015, Auracle Resources changed its name to Four River Ventures Ltd. ( “Four River” ).

On November 9, 2016, pursuant to a Plan of Arrangement under an Arrangement Agreement dated October 6, 2018, Four River acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo Medical Corporation ( “Canabo PrivateCo” ) based on a one for one share exchange ratio (the “Canabo RTO” ), post-Four River s 2:1 common share consolidation completed concurrently with the Canabo RTO. Following the completion of the Canabo RTO, Four River changed its name to Canabo Medical Inc. ( “Canabo” ) and transferred its listing from the NEX board to the TSXV under a new trading symbol CMM . See also General Development of the Business Events Prior to the Completion of the Business Combination Year Ended December 31, 2016.

On March 26, 2018, pursuant to the terms of Business Combination Agreement dated January 31, 2018, Canabo completed a business combination (the “Business Combination” ) by way of a three-cornered amalgamation between Canabo, Canabo PrivateCo s wholly-owned operating subsidiary 2412550 Ontario Inc. ( “241” ) and Aleafia PrivateCo, whereby 241 and Aleafia PrivateCo amalgamated to form Aleafia Inc. and all shareholders of Aleafia PrivateCo became shareholders of Canabo. Aleafia s Common Shares began trading on the TSXV under the symbol ALEF on March 28, 2018. See also General Development of the Business Events Prior to the Completion of the Business Combination Year Ended December 31, 2016.

On June 27, 2018, the Company was continued into Ontario under the Business Corporations Act (Ontario). Its head and registered office is located at 2nd floor, 8810 Jane Street, Concord, Ontario and its corporate website is www.aleafiainc.com.

Intercorporate Relationships

The following chart illustrates the Company s corporate structure as at the date of this AIF, together with the governing law of each principal subsidiary and the percentage of voting securities beneficially owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Aleafia is a vertically integrated and federally licensed Canadian cannabis company with medical clinics, cannabis cultivation, cannabis research and development as well as joint venture investments in brands and cannabis retail businesses. Aleafia operates 22 medical cannabis clinics in Canada staffed with over 70 physicians and nurse practitioners, and more than 50,000 patients.

Events Prior to the Business Combination

Year Ended December 31, 2015

Effective June 16, 2015, the Company changed its name from Auracle Resources Ltd. To Four River Ventures Ltd. and completed a consolidation of its outstanding Common Shares on a 20:1 basis.

On June 23, 2015, the Company completed a private placement offering of units for gross proceeds of $300,000. Each unit was issued at a price of $0.05 and consisted of one Common Share, and one Common Share purchase warrant exercisable for a period of two years at a price of $0.06 per share.

Effective July 13, 2015, the listing of the Company s Common Shares was transferred to the NEX board of the TSXV.

Year Ended December 31, 2016

On March 22, 2016, Canabo completed a non-brokered private placement of 3,075,000 units for gross proceeds of $153,750. Each unit was issued at a price of $0.05 and consisted of one Common Share and one Common Share purchase warrant exercisable for a period of two years at a price of $0.075 per share.

On September 23, 2016, Canabo completed a brokered private placement of 6,915,000 Common Shares at a price of $0.50 per share for gross proceeds of $3,457,500. Canabo issued broker s warrants to acquire 545,000 Common Shares at an exercise price of $0.50 for a period expiring two years from issuance.

On November 9, 2016, pursuant to a Plan of Arrangement under an Arrangement Agreement dated October 6, 2018, the Company (then Four River Ventures Ltd.) completed the acquisition of all of the issued and outstanding common shares and common share purchase warrants of Canabo PrivateCo based on a 1:1 share exchange ratio (the “Canabo RTO&”). Following the completion of the Canabo RTO, Four River changed its name to Canabo Medical Inc. and transferred its listing from the NEX board to the TSXV under a new trading symbol CMM . The Company continued to carry on the business of Canabo PrivateCo being the operation of medical clinics for evaluating the suitability of, and prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses.

Immediately prior to the completion of the Canabo RTO the Company consolidated its Common Shares on a 2:1 basis. In connection with the Canabo RTO, the Company issued 27,546,900 post-consolidation Common Shares and 545,000 Common Share purchase warrants to the security holders of Canabo PrivateCo.

On December 22, 2016, Canabo completed a non-brokered private placement with Aphria Inc. (TSXV: APH) issuing 6,000,000 Common Shares at a price of $1.40 per share for gross proceeds of $8,400,000.

Year Ended December 31, 2017

Canabo

In May of 2017, Canabo entered into a collaborative agreement with Terra Life Sciences Inc. of Calgary, Alberta to jointly work on the R&D and clinical application of cannabinoid-based treatments targeted to specific conditions.

In August of 2017, Canabo received approval for a grant from Tilray Canada Ltd. in the amount of $310,000 to study The effect on opioid use and quality of life in chronic pain patients prescribed medical cannabis .

Aleafia PrivateCo

On January 17, 2017, Aleafia PrivateCo was incorporated pursuant to the Business Corporations Act (Ontario).

On October 4, 2017, Aleafia PrivateCo entered into an assignment agreement with 7984022 Canada Inc. (DBA Red Leaf Management) ( “Red Leaf” ) and 2557590 Ontario Inc. ( “255” ) (the “Red Leaf Assignment Agreement” ) pursuant to which Aleafia PrivateCo was assigned an interest in a share and asset purchase agreement dated September 25, 2015 (the “Original Purchase Agreement” ) with Frank MacDonald and Jacqueline Visconti (the “Vendors “) for all of the outstanding shares of 755064 Ontario Inc. (operating as AeroFarms Canada) as well as certain assets owned by the Vendors, including a facility licensed to produce cannabis (the “Port Perry Facility” ). In return for assigning its interest in the Original Purchase Agreement, Red Leaf received 12,500,000 common shares in Aleafia PrivateCo, and 255, for itself and in trust for other third parties, received 11,500,000 common shares in Aleafia PrivateCo. The common shares of Aleafia PrivateCo were issued to Red Leaf and 255 at a deemed price of $0.25 per share. Red Leaf also received $1,000,000 in cash consideration.

On October 13, 2017, 755064 Ontario Inc., a wholly-owned subsidiary of Aleafia PrivateCo was awarded a producer s licence by Health Canada under the ACMPR (now Cannabis Act) for the site located at 2540 Regional Road 19 in Blackstock, Ontario.

On December 13, 2017, Aleafia PrivateCo amended the terms of the Original Purchase Agreement, Aleafia PrivateCo purchased all of the issued and outstanding shares of 755064 Ontario Inc. (now Aleafia Farms Inc.), and immediately thereafter, 755064 Ontario Inc. purchased the Port Perry Facility. The total consideration paid by Aleafia PrivateCo was $6,950,000. In connection with the 755064 Ontario Inc. s purchase of the Port Perry Facility, Aleafia PrivateCo provided the Vendors with a vendor-take-back mortgage in the principal amount of $4,000,000 at a rate of 3% interest per annum. The vendor takeback mortgage matured, and was repaid on, April 1, 2018. Additionally, the Vendors assigned their interest in certain Ontario Power Contracts for the procurement of electricity from solar generators located at the Port Perry Facility.

On December 22, 2017, Aleafia PrivateCo entered into a letter of intent relating to a proposed business combination by way of a three-corned amalgamation between Aleafia PrivateCo, Canabo and 241.

Period of January 1, 2018-March 27, 2018

On January 31, 2018, Canabo and Aleafia PrivateCo entered into a business combination agreement in respect of the Business Combination (the “Business Combination Agreement” ).

On March 1, 2018, in connection with the Business Combination, Aleafia PrivateCo completed a brokered private placement (the “Subscription Receipt Offering” ) of subscription receipts ( “Subscription Receipts” ) for gross proceeds of approximately $30,213,750 at a price of $1.25 per Subscription Receipt. Each Subscription Receipt entitled the holder thereof to receive, without payment of additional consideration or taking of further action, one unit consisting of one common share and one-half of a common share purchase warrant in the capital of Aleafia PrivateCo, each to be exchanged on an equivalent basis without additional consideration therefor, into Common Shares and warrants of the Company (the “Resulting Issuer” ) upon completion of the Business Combination. Each whole warrant is exercisable into one common share of Aleafia PrivateCo, and subsequently the Resulting Issuer, following the completion of the Business Combination, at a price of $1.75 for 18 months following the listing of the Resulting Issuer shares on the TSXV (the “Listing Date” ). In connection with the Subscription Receipt Offering, the agents were issued compensation options to purchase the number of units of the Resulting Issuer equal to 6% of the number of Subscription Receipts sold at a price of $1.25 for a period of 18 months from the Listing Date (reduced to 3% of the number of Subscription Receipts sold to Presidents List purchasers).

On March 26, 2018, having satisfied all conditions precedent to the completion of the Business Combination, the Subscription Receipts automatically converted into Common Shares and warrants of the Resulting Issuer and the gross proceeds from the Private Placement were released to the Company. Immediately following the Business Combination, the Resulting Issuer had 135,944,461 Common Shares, 12,315,850 warrants and 6,689,000 stock options issued and outstanding.

Concurrent with the completion of the Business Combination, Canabo changed its name to Aleafia Health Inc. and continued the business of Canabo and Aleafia PrivateCo. As a result of the Business Combination, the Company adopted a financial year end of December 31. Following the completion of the Business Combination, Canabo s Common Shares continued to be listed on the TSXV and recommenced trading under the symbol ALEF on March 28, 2018.

Period Following the Business Combination (March 28, 2018-Present)

On May 31, 2018, the Company announced that it had completed its first cannabis harvest at its Port Perry Facility, see “Description of the Business -Facilities- Port Perry Facility.”

On July 30, 2018, the Company acquired the Niagara Facility, a 160,000 square foot greenhouse facility in the Niagara-region in Ontario for $9,600,000, see“Description of the Business- Facilities.”

On August 31, 2018, the Company received its sales and distribution licence from Health Canada allowing it to sell cannabis from its Port Perry Facility to other Licensed Producers, see“Description of the Business - Licences”.

On June 19, 2018, the Company issued 500,000 common share purchase warrants to CannTrust Holdings Inc. exercisable at a price of $0.55 per common share in connection with the execution of a strategic genetic supply agreement.

On September 11, 2018, the Company submitted an application for a second site licence in respect of the Niagara Facility to Health Canada under the ACMPR (now Cannabis Act) for its Niagara Facility.

On September 10, 2018, the Company completed its first sale of medical cannabis to CannTrust Holdings Inc.

On September 21, 2018, the Company announced that it has been added to the Horizons Marijuana Life Sciences Exchange Traded Fund.

On September 27, 2018, the Company signed a supply memorandum of understanding with CannTrust Holdings Inc. whereby CannTrust has the right to purchase up to 15,000 kg of cannabis from Aleafia in 2019. See Material Contracts .

On October 2, 2018 the Company submitted a final application to list its Common Shares on the NASDAQ, subject to NASDAQ and SEC approval.

On October 9, 2018, the Company announced that it will move forward with an industry-first, secure, low-cost outdoor cannabis grow operation at a facility located in Port Perry (the “Port Perry Facility” ). The Company obtained local regulatory approval for a 60,000 kg expansion at the facility, however the expansion remains subject to Health Canada approval. See Description of the Business Facilities and Risk Factors Port Perry and Niagara Facility .

On October 13, 2018, Health Canada issued the Company s bulk-sales distribution licence, see Description of the Business Licences.

On October 17, 2018 the Company announced an expansion to its medical clinic business, adding three (3) new clinics, six (6) new physicians and a major expansion of telemedicine services for patients.

On November 2, 2018, the Company entered into a non-binding term sheet with CannaPacific Pty Ltd. ( “CannaPacific” ) in respect of the proposed acquisition by Aleafia of a 10% equity interest in CannaPacific. CannaPacific is a licensed Australian medical cannabis company based in Newcastle, Australia for a purchase price of $150,000 payable in cash.

On November 23, 2018, the Company, through its wholly-owned subsidiary Aleafia Brands Inc. (“Aleafia Brands”), acquired a 51% interest in Flying High Brands Inc., a domestic and international (excluding the United States) cannabis brands joint-venture ( “Flying High” ) and, through its wholly-owned subsidiary Aleafia Retail Inc. (“Aleafia Retail), a 9.9% interest in One Plant (Retail) Corp., a Canada-wide cannabis retail joint venture ( “One Plant” ). Concurrently, SPE Finance LLC acquired 5,000,000 Common Shares in Aleafia at $2.00 per share and Aleafia completed a $1 million equity investment in Flying High and a $4 million equity investment in One Plant. See Material Contracts .

DESCRIPTION OF THE BUSINESS

General

Aleafia is a vertically integrated Canadian cannabis company which is uniquely positioned with a focus on the medical cannabis market through an extensive, wholly-owned, network of medical clinics, and the recreational adult use market through its recent acquisition of a controlling interest in Flying High (the “Brands Joint Venture” ) and a 9.9% interest in One Plant joint ventures (the “Retail Joint Venture”), see General Development of the Business - Period Following the Business Combination (March 28, 2018 - Present).

The Company s sales and growth strategy is centered on four primary areas:

1.	Cultivation:

The Company owns two state-of-the-art cannabis cultivation facilities; the Port Perry Facility, which is licensed and fully operational, and the Niagara Facility, which is not yet licensed, but which the Company anticipates will be fully operational in Q1 2019, subject to receipt of Health Canada approval.

Aleafia has commenced an expansion of its Port Perry Facility for an additional 60,000 kg of growing capacity. The expansion will be an industry-first outdoor cannabis growing operation at. See General Development of the Business - Period Following the Business Combination (March 28, 2018-Present) and Description of the Business Facilities.

Aleafia anticipates that it will reach annual production capacity of 98,000 kg of dried cannabis in 2019 as a result of the Port Perry Facility expansion and Niagara Facility. With the recent legalization of recreational cannabis and the Company s entering into the Retail Joint Venture, Aleafia is working toward becoming a diversified cannabis producer to supply both the medicinal and recreational cannabis markets. However, the Company has never sold cannabis directly to individuals, is not licensed to sell cannabis directly to individuals, and will not sell cannabis directly to individuals unless and until it receives the requisite license to do so.

2.	Clinics:

The Company s line of medicinal clinics are operated under Canabo Medical Corporation, and provide medical services and (non-cannabinoid) products to patients suffering from chronic pain and disabling illnesses. The clinics are operated by qualified physicians and nurse practitioners; provide independent medical marijuana evaluations for employers and insurers; and conduct medical marijuana scientific research. Canabo Medical Clinics is the largest brick and mortar medical cannabis clinic network in Canada with 22 locations and over 50,000 patients.

Aleafia clinics are staffed by qualified health practitioners legally permitted to prescribe medicinal cannabis for pain therapy or the treatment of disabling illnesses. Aleafia has developed specialized training programs for physicians and cannabinoid educators. These practitioners only prescribe dosage amounts and guidance regarding the composition of the cannabis prescribed (i.e., THC-CBD levels); they provide no advice to patients regarding which product the patient should purchase, are compensated solely based on patient visits and not based on whether the patient purchases cannabis. The Companys practitioners operate within the federal and applicable provincial frameworks that govern all physicians in Canada and do not refer patients to particular licensed producers of medical cannabis.

All new patients are fully assessed and have their medical history reviewed prior to their first visit to a clinic. Following consultation with an internally-trained physician, patients selected for herbal cannabis products receive an introductory cannabinoid education session with one of the clinic s trained cannabinoid educators ( CE ). These sessions help patients navigate the medical marijuana regulatory system, providing patient education with respect to treatment with cannabinoids and medical marijuana generally, the different cannabis strains and cannabinoid profiles, and how to access medical cannabis from a Licensed Producer. The CE role is filled by health care professionals, who work closely with the consulting physician and act as a resource for the each patient after the initial assessment.

Aleafia conducts clinical-based data collection, research and eventual clinical research on the efficacy of cannabinoid treatment. Completion of data input is an ongoing request for every patient of the clinic. Custom data collection modules are currently in use at the operating clinics to monitor trends and effectiveness of products. Patient confidentiality is maintained utilizing standard clinical research practices.

The Company conducts ongoing educational programs for general practitioners and the physician community. Our practicing physicians partake on a continuing basis in conferences, speaking opportunities, and medical professional development opportunities with the goal of increasing the awareness and understanding of cannabinoid treatment programs and efficacy, and increasing patient referrals.

3.	Recreational Cannabis:

The Company plans to enter the recreational cannabis sector via two Joint-Venture agreements with Serruya Private Equity. Aleafia owns a 9.9 per cent ownership stake in One Plant (Retail) Corp (“One Plant” ). One Plant will launch approximately 20 proposed retail outlets with a subsequent national expansion.

The Company owns a 51 per cent ownership stake in Flying High Brands Inc. (“Flying High” ).Flying High will acquire the international rights (excluding the US) to a series of leading recreational cannabis brands.

In the medium term, the Company intends to leverage its cultivation capacity to begin supplying One Plant retail locations and other provincial distributors with finished cannabis products, pending receipt of the relevant Health Canada approvals.

The Company also intends to leverage the international licensing rights to commercially proven brands, and begin producing those brands within Aleafias existing cultivation facilities.

4.	International Expansion:

On November 2, 2018, the Company announced that it entered into a non-binding term sheet to acquire a 10% equity interest in CannaPacific Pty Ltd. (“CannaPacific” ). CannaPacific is based in Newcastle and the Macleay Valley on the mid-north coast of NSW, Australia. As at the date of this AIF, CannaPacific has been granted a medicinal cannabis license and a cannabis research license from the Office of Drug Control in Australia.

Upon completion of the transaction, Aleafia will provide CannaPacific with technical expertise in cannabis cultivation, processing, distribution and medical clinic operations and will contribute $USD150,000 in cash to cover working capital.

As national governments continue to legalize medical cannabis usage, the Company intends to make further international expansion, and leverage its expertise in clinic operations, doctor and patient education, along with cannabis cultivation as it seeks new partners.

The Company is currently developing a series of proprietary, unique cannabis courses. The courses will harness Aleafias cannabis expertise, with content developed by experts including Aleafias practising physicians.

The Company will consider future international medical cannabis opportunities only to the extent that a federal legal framework develops for any such opportunities in the applicable jurisdiction.

Employees

As of the date of this AIF, the Company engages 31 full-time employees. For more information on the Company s executive officers see Directors and Officers.

Intellectual Property

In the first quarter of 2018, the Company applied to the Canadian Intellectual Property Office for a number of trademarks related to its business, including trademarks for three variations of Company logos, and the words and phrases Aleafia and Aleafia Medical Cannabis Care. There can be no assurance that any of these trademarks will be granted.

Facilities

Port Perry Facility

The Company 's Port Perry Facility is located at 2540 Regional Road 19 in Blackstock, Ontario (Port Perry). The Company received is Production Licence for the Port Perry Facility on October 13, 2017, followed by a cultivation licence amendment, allowing for the bulk sale of dried cannabis flower to other Licensed Producer on August 31, 2018.

The facility's current indoor annual dried cannabis production capacity is 1,000 kg. Upon completion of the Company s expansion to the Port Perry Facility to provide for outdoor cannabis growing, it is anticipated that the Port Perry Facility s annual dried cannabis production capacity will reach 61,000 kg.

The Port Perry Facility houses indoor hydroponic cultivation equipment, allowing for the growing of medical grade cannabis. The facility is surrounded by security perimeter fencing and is monitored by security service providers at all times among other security measures which are inspected and approved by Health Canada. It is situated on 74 acres of farmland which the Company also owns. The Company has received local zoning approval for outdoor cannabis cultivation on this farmland.

The company made its first sale of cannabis from this facility in a transaction with CannTrust Holdings Inc. on September 10, 2018.

Niagara Facility

The Company s Niagara Facility is located at 378 South Service Road in Grimsby, Ontario (Niagara Region). The Company is nearing the completion of all requisite modifications and capital improvements to its Niagara Facility bringing the facility into a grow-ready state. The Niagara Facility is not yet licensed by Health Canada however the Company anticipates receipt of its production licence in Q1 2019.

The Niagara Facility is a greenhouse which was previously used for the cultivation of fresh produce. The Niagara Region is an ideal location for cannabis cultivation, due to the Regions temperate micro-climate and the availability of skilled local labour with experience in greenhouse cultivation.

The greenhouse will have a moving container bench system, allowing for a perpetual, year round harvest. The facility is being outfitted with all necessary security measures to comply with Health Canada regulations, much of which is already complete.

See Risk Factors Port Perry and Niagara Facility.

Licences

Production Licence

On October 13, 2017, Health Canada issued to Aleafia a producer s licence pursuant to Section 35 of the ACMPR (now under the Cannabis Act) (the Production Licence ). The Production Licence has an effective term from October 13, 2017 to October 13, 2020, and grants Aleafia the authority to engage in, among other things, the production of dried cannabis. More specifically, the Production Licence permits Aleafia to:

a)	Produce dried cannabis, cannabis plants and cannabis seeds;

b)	Sell to licensed dealers, for the sole purposes of testing, dried cannabis;

c)	Possess dried cannabis;

d)	Transport dried cannabis;

e)	Deliver dried cannabis; and

f)	Destruct dried cannabis, cannabis plants and cannabis seeds.

Distribution Licence

On August 31, 2018, Health Canada issued to Aleafia an additional licence to sell and distribute cannabis for medical purposes (the Distribution Licence ). The Distribution Licence has an effective term from August 31, 2018 to October 13, 2020.

Pursuant to the Distribution Licence, Aleafia may, subject to further requirements set out in the Cannabis Act, possess, produce, sell, transport, deliver and destroy dried cannabis. More specifically, the Distribution Licence permits Aleafia to:

a)	Produce dried cannabis, cannabis plants and cannabis seeds;

b)	Sell, to other licensed producers, dried cannabis;

c)	Possess dried cannabis;

d)	Transport dried cannabis;

e)	Deliver dried cannabis; and

f)	Destruct dried cannabis, cannabis plants and cannabis seeds.

“See Risk Factors - Permits and Licences”.

Regulation of Cannabis in Canada

On October 17, 2018, the Cannabis Act came into force as law with the effect of legalizing adult recreational use of cannabis across Canada. The Cannabis Act replaced the ACMPR and IHR, both of which came into force under the Controlled Drugs and Substances Act (the “CDSA” ), which previously permitted access to cannabis for medical purposes for only those Canadians who had been authorized to use cannabis by their health care practitioner. The ACMPR replaced the Marihuana for Medical Purposes Regulations (the “MMPR” ), which was implemented in June 2013. The MMPR replaced the Marihuana Medical Access Regulations (the “MMAR” ) which was implemented in 2001. The MMPR and MMAR were initial steps in the Government of Canada s legislative path towards the eventual legalization and regulating recreational and medical cannabis.

The Cannabis Act permits the recreational adult use of cannabis and regulates the production, distribution and sale of cannabis and related oil extracts in Canada, for both recreational and medical purposes. Under the Cannabis Act, Canadians who are authorized by their health care practitioner to use medical cannabis have the option of purchasing cannabis from one of the producers licensed by Health Canada and are also able to register with Health Canada to produce a limited amount of cannabis for their own medical purposes or to designate an individual who is registered with Health Canada to produce cannabis on their behalf for personal medical purposes.

Pursuant to the Cannabis Act, subject to provincial regulations, individuals over the age of 18 are be able to purchase fresh cannabis, dried cannabis, cannabis oil, and cannabis plants or seeds and are able to legally possess up to 30 grams of dried cannabis, or the equivalent amount in fresh cannabis or cannabis oil. The Cannabis Act also permits households to grow a maximum of four cannabis plants. This limit applies regardless of the number of adults that reside in the household. In addition, the Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements of the Cannabis Act, such as increasing the minimum age for purchase and consumption.

Provincial and territorial governments in Canada have made varying announcements on the proposed regulatory regimes for the distribution and sale of cannabis for adult-use purposes. For example, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Yukon and the Northwest Territories have chosen the government-regulated model for distribution, whereas Saskatchewan and Newfoundland & Labrador have opted for a private sector approach. Alberta, Ontario, Manitoba, Nunavut and British Columbia have announced plans to pursue a hybrid approach of public and private sale and distribution.

In connection with the new framework for regulating cannabis in Canada, the Federal Government has introduced new penalties under the Criminal Code (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the Canadian border, giving or selling cannabis to a youth and involving a youth to commit a cannabis-related offence.

On July 11, 2018, the Federal Government published regulations in the Canada Gazette to support the Cannabis Act, including the Cannabis Regulations ( “Cannabis Regulations” ), the new Industrial Hemp Regulations ( “IHR”, and together with the Cannabis Regulations, collectively, the “Regulations” ), along with proposed amendments to the Narcotic Control Regulations and certain regulations under the Food and Drugs Act. The Regulations, among other things, outline the rules for the legal cultivation, processing, research, analytical testing, distribution, sale, importation and exportation of cannabis and hemp in Canada, including the various classes of licences that can be granted, and set standards for cannabis and hemp products. The Regulations include strict specifications for the plain packaging and labelling and analytical testing of all cannabis products as well as stringent physical and personnel security requirements for all federally licensed production sites. The Regulations also maintain a distinct system for access to cannabis. With the Cannabis Act now in force, cannabis has ceased to be regulated under the CDSA and is instead regulated under the Cannabis Act, and both the ACMPR and the IHR have been repealed effective October 17, 2018. See“Risk Factors - Governmental Regulation”.

Provincial Regulatory Framework for Recreational Cannabis

The Federal Cannabis Act regulates the commercial production of cannabis for recreational purposes and related matters. The Cannabis Act also proposes that Canadian provinces and territories will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

Each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Qubec and Alberta, where the minimum age will be 18.

Ontario: Under the provincial Cannabis Act, 2017, all distribution and retail sales of recreational cannabis in Ontario are currently restricted to the Ontario Cannabis Retail Corporation (“OCRS” ), a subsidiary of the Liquor Control Board of Ontario, and are sold online through the Ontario Cannabis Store (OCS).

Ontario intends to allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019. The provincial Government has introduced Bill 36 to create the Cannabis License Act, 2018 and to amend (among other legislation) the Cannabis Act, 2017, the Ontario Cannabis Retail Corporation Act, 2017 and the Liquor Control Act to regulate the private retail sale of recreational cannabis and will:

•

require private retailers to obtain both a retail operator license and a retail store authorization. Retail store authorizations will only be issued to persons holding a retail operator license. Separate retail store authorizations will be required for each cannabis retail store but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers will not be permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

•

require anyone who supervises or manages employees, oversees or coordinates the sale of cannabis, manages compliance issues or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager license;

•

limit federally licensed producers (and their affiliates) to operating one retail cannabis store, which must be located at the site listed on the federal license. The term affiliate is defined in Ontario Regulation 468/18 made under the Cannabis License Act dated November 14, 2018 and includes any corporation in which the licensed producer owns or has a right to acquire over 9.9% of the securities, a partner in the same partnership, a trust in which the licensed producer has a substantial interest, a member of the same joint venture, a person or entity that has influence that could amount to control of the licensed producer, and a corporation in which the licensed producer has voting or legal control or a majority of the economic interest;

•	prohibit any person to allow for the promotion of products by licensed producers by way of providing any material inducement to cannabis retailers;

•

Permit municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities have until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution, this decision will be final and a prohibition cannot be re-imposed. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

•	impose further restriction through future regulation.

Cannabis retail store operators will only be permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis. The OCRS currently is in the process of entering into supply agreements with multiple federal licensed producers and is establishing a wholesale distribution network to supply legal private retailers once Bill 36 is passed and it and any regulations are in force.

British Columbia: The Government of British Columbias Cannabis Control and Licensing Act and Cannabis Distribution Act create a hybrid distribution and sales model under which recreational cannabis will be sold in that province through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: The Government of Alberta has announced a cannabis framework providing for the purchase of cannabis products from private retailers that will receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Under the Gaming, Liquor and Cannabis Act, only licensed retail outlets will be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: The Government of Saskatchewan announced that recreational cannabis will be sold by private retailers. Under The Cannabis Control (Saskatchewan) Act (Bill 121), the Saskatchewan Liquor and Gaming Authority will issue 51 permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: The Government of Manitoba has announced a hybrid model for cannabis distribution when cannabis for recreational purposes is legalized. Under the Liquor, Gaming and Cannabis Control Act, the supply of cannabis in Manitoba will be secured and tracked by the Manitoba Liquor and Lotteries Corp. Licensed private retail stores will be permitted to sell recreational cannabis.

Quebec: Under Bill 157, recreational cannabis will be sold online and in retail stores operated by the Socit qubcoise du cannabis, which will be a subsidiary of, and under the control and supervision of the Socit des alcools du Qubec.

New Brunswick: Under the Cannabis Control Act, the Cannabis Management Corporation will control and oversee the sale of recreational cannabis in New Brunswick. Retail sales, whether in stores or online, will be exclusively through Cannabis NB, a subsidiary under the control of the New Brunswick Liquor Corporation.

Nova Scotia: Under the Cannabis Control Act, the Nova Scotia Liquor Corporation will be responsible for the regulation of the retail sale of recreational cannabis in the province, and recreational cannabis will only be sold publicly through government-operated storefronts and online sales.

Prince Edward Island: Similar to Nova Scotia and New Brunswick, under the Cannabis Management Corporation Act, the sale of recreational cannabis will controlled and supervised by the Cannabis Management Corporation, which will operate retail stores and online sales.

Newfoundland and Labrador: Under the Cannabis Control Act, recreational cannabis will be sold through licensed private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC” ), regulating distribution to private sellers who may sell to consumers. The NLC will control the possession, sale and delivery of cannabis, and set prices. It will also be the initial online retailer, although licenses may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Yukon: Under the Cannabis Control and Regulation Act, the distribution and sale of recreational cannabis will be limited to government outlets and government-run online stores, and allows for the later licensing of private retailers.

Northwest Territories: The Government of the Northwest Territories has also announced its proposed approach, through the Cannabis Legalization and Regulation Implementation Act, for the distribution and sale of recreational cannabis which relies on the N.W.T. Liquor and Cannabis Commission (NTLCC) to control the importation and distribution of cannabis, whether through retail outlets run by NTLCC-approved vendors or through the NTLCC online store. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to the options currently available to restrict alcohol.

Nunavut: The Nunavut Cannabis Act establishes the licensing system for the retail sale of recreational cannabis. The Nunavut legislation contemplates the sale of cannabis through both public and licensed private retail stores and online. Sales will initially only take place online through the Liquor and Cannabis Commission and its agent. Under the Nunavut Cannabis Act, a person can submit an application for a licence to operate a cannabis store, remote sales store, or cannabis lounge. This application process will not be in place until 2019.

There is no guarantee that the provincial and territorial frameworks supporting the legalization of cannabis for recreational use in Canada will be implemented on the terms outlined above, or at all. See Risk Factors - Governmental Regulation.

RISK FACTORS

Due to the nature of Aleafia s business and the legal and economic climate in which it operates, the Company is subject to significant risks. The risks presented below should not be considered to be exhaustive and may not be all of the risks that Aleafia may face. Additional risks and uncertainties not presently known to Aleafia or that Aleafia currently considers immaterial may also impair the business and operations. If any of the following or other risks occur, the Company s business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of Aleafia shares could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Governmental Regulation

The business and activities of the Company are heavily regulated. The Company s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of medical marijuana, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company s products and services.

To the knowledge of management, the Company is currently in compliance under the Cannabis Act. Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on its licences to operate the Company s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company s product or services in any way it may have a material adverse effect on our business, financial condition and results of operations.

With the Cannabis Act now in effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for recreational adult-use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Qubec, New Brunswick, Nova Scotia, Prince Edward Island and the Northwest Territories have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company s opportunities in those provinces. While Ontario had previously committed to a government-regulated model for distribution, on September 27, 2018, the Government of Ontario introduced Bill-36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario ( “Bill-36” ). Bill-36 will, inter alia, enact the Cannabis Licence Act, 2018, which will create a licensing scheme for private cannabis retail stores. The Ontario Cannabis Retail Company will have the exclusive right to: (a) sell cannabis in Ontario online; and (b) sell cannabis in Ontario to a holder of a retail store authorization for the purposes of resale. The Government of Ontario has indicated that the private retail model will launch by April 1, 2019 with the Ontario Cannabis Retail Company offering online sales of recreational cannabis in the interim.

Reliance on Licence Renewal

The Company s ability to grow, store and sell marijuana in Canada is dependent on its Licences from Health Canada. Failure to comply with the requirements of the Licences or any failure to maintain its Licences would have a material adverse effect on the business, financial condition and operating results of the Company. Each of the Licences expires on October 13, 2020. Although management believes it will meet the requirements of the Cannabis Act, for extension of the Licences, there can be no guarantee that Health Canada will extend or renew the Licences or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences, or should it renew the Licences on different terms or not provide the amendments as requested for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected.

Permits and Licences

The Company is dependent upon its Licences for its ability to grow, store and sell cannabis and other products derived therefrom at the Port Perry Facility. The Licences are subject to ongoing compliance, reporting requirements and renewal.

In addition to the Licences, the operations of the Company may require other licences and permits from various governmental authorities, including, but not limited to, local municipalities. The Company currently has all permits and licences that it believes are necessary to carry on its business. The Company may require additional licences or permits in the future and there can be no assurance that the Company will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licences and permits will be renewable if and when required or that such existing licences and permits will not be revoked.

Port Perry and Niagara Facility

The Port Perry Facility is, and the Niagara Facility will be, when operational, integral to the Company s business and adverse changes or developments affecting either of the Port Perry Facility or the Niagara Facility may impact the Company s business, financial condition and results of operations.

The Company's activities and resources are currently focused on the Port Perry Facility as the Niagara Facility is not yet licensed. Adverse changes or developments affecting the Port Perry Facility, including but not limited to a force majeure event or a breach of security, could have a material adverse effect on the Company s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on the Company s ability to continue operating under its existing license or the prospect of renewing the license or would result in a revocation of the license.

The Company has completed the build-out and necessary modifications to its Niagara Facility and has submitted an application for licensing to Health Canada. The Company expects that the Niagara Facility has the potential to significantly increase the Company s cultivation and growing capacity. However, no assurance can be given that the Company s cultivation and growing capacity will increase significantly. The expectations of management with respect to the increased future cultivation and growing capacity may not be borne out, which could have a material adverse effect on the Company s business, financial condition and results of operations.

The Medical Cannabis Industry in Canada

As a Licensed Producer, the Company is operating its business in a relatively new industry and market. In addition to being subject to general business risks, the Company must continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of restrictions on sales and marketing or restrictions on sales in certain areas, and market could have a material adverse effect on the Company s business, financial conditions and results of operations.

Environmental Regulations and Risks

The Company s operations are subject to environmental regulation federally and in the municipal and provincial jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards. They also set forth limitations on the generation, transportation, storage and disposal of waste. Environmental legislation is evolving in a manner which will require increasingly stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company s operations.

Risks Inherent in an Agricultural Business

The Company will be subject to the general risks inherent in the ownership and operation of the business of planting, growing, harvesting and marketing cannabis, which, as an agricultural product, is subject to the general risks associated with all agricultural products such as disease, insect pests, changes in raw material costs, the risk and uncertainties of planting, growing and harvesting, environmental matters, considerations relating to product quality, grading and branding, changes in laws and other general economic and market conditions. The addition of the Company s expanded outdoor growing facility at the Port Perry Facility may increase the Company s exposure to the foregoing risks.

Supply of Cannabis Seeds

If for any reason the supply of cannabis seeds is ceased or delayed, Aleafia would have to seek alternate suppliers and obtain all necessary authorization for the new seeds. If replacement seeds cannot be obtained at comparable prices, or at all, or if the necessary authorizations are not obtained, Aleafia s business, financial condition and results of operations would be materially and adversely affected.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company s business is dependent on a number of fundamental inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for certain inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could result in a material adverse effect on the operations of the Company and materially adversely impact the business, financial condition and operating results of the Company.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party mail and courier services. This can cause logistical problems with and delays in customers obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation and/or rising costs associated with these services may adversely affect the Company s financial performance. Moreover, security of the product during transportation to and from the Company s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Companys business, financials and prospects of the Company. Any such breach could impact the Company s ability to continue operating under its Licence or obstruct the prospect of renewing its Licence.

Competition

To date, Health Canada has issued over 130 licences to produce, cultivate and/or sell cannabis. As a result, the Company expects significant competition from other companies, some of which have longer operating histories and greater financial resources, operating and marketing experience than the Company. Additionally, a large number of companies appear to be applying for production licences, some of which may (a) have significantly greater financial, technical, marketing and other resources; (b) be able to devote greater resources to the development, promotion, sale and support of their products and services; and (c) have more extensive customer bases and broader customer relationships. Should the size of the cannabis market increase as projected the demand for products will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, marketing, production expansion, new client identification, and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company s business, its financial conditions and operations.

Managing Growth

In order to manage growth and changes in strategy effectively, Aleafia must (i) maintain adequate systems to meet customer demand; (ii) expand sales and marketing, distribution capabilities and administrative functions; (iii) expand the skills and capabilities of its current management team; and (iv) attract and retain qualified employees. While it intends to focus on managing its costs and expenses over the long term, Aleafia expects to invest to support its growth and may have additional unexpected costs. It may not be able to expand quickly enough to exploit potential market opportunities.

Unfavourable Publicity or Consumer Perceptions

The Company believes the medical cannabis industry (and adult-use recreation cannabis industry), is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis. Consumer perception of the Company s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical or recreational cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company s products and the business, results of operations, financial condition and cash flows of the Company. Adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a material adverse effect on our business, financial condition and results of operations. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers failure to consume such products appropriately or as directed.

Constraints on Marketing Activities

The development of the Company s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company s sales and operating results could be adversely affected.

New Industry and Market

The Company s business as a Licensed Producer represents a relatively new industry and nascent market. In addition to being subject to general business risks and to risks inherent in the nature of an early stage business, a business involving an agricultural product and a regulated consumer product, the Company will need to build brand awareness in the new industry and market through significant investments in its strategy, its production capacity, quality assurance, and compliance with regulations, especially against competitors who have already spent some time building their brand. These activities may not promote the Company s brand and products as effectively as intended, or at all. This new market and industry into which management is entering will have competitive conditions, consumer tastes, patient requirements and unique circumstances, and spending patterns that differ from existing markets. There are no assurances that this new industry and market will exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management s expectations and assumptions. Any event or circumstance that affects this new market and industry may materially and adversely affect the business, financial conditions and results of operations of the Company.

Limited Operating History

Aleafia is a relatively early stage company having been established as a result of the Business Combination in early 2018 and, as a result, it has a limited operating history upon which its business and future prospects may be evaluated. Aleafia will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for Aleafia to meet future operating and debt service requirements, it will need to be successful in its growing, marketing and sales efforts. Additionally, where Aleafia experiences increased sales, Aleafia s current operational infrastructure may require changes to scale the business efficiently and effectively to keep pace with demand, and achieve long-term profitability. If Aleafia s products and services are not accepted by new customers, the Company s operating results may be materially and adversely affected.

Limited Experience Operating as a Licensed Producer

Though certain of the Company's directors and officers have executive experience, the nature of the new industry and developing market for cannabis may result in management having to change focus and strategy and adapt to an evolving and changing market and industry. In addition, the Company will be susceptible to adverse developments in this new market and industry, the sole market in which it operates, such as new developments, changing demographics, changing regulatory regime and other factors.

If the Company is unable to successfully operate as a Licensed Producer, this could substantially reduce its earnings and its ability to generate stable positive cash flow from its operations and may reduce the value of the Common Shares and adversely affect the Company s ability to raise additional capital.

Employee Health and Safety Regulations

The Company's operations are subject to laws and regulations concerning employee health and safety and the Company will incur ongoing costs and obligations related to compliance with such matters. Failure to comply with safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company s manufacturing operations. In addition, changes in employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company s operations or give rise to material liabilities, which could result in a material adverse effect on the operations of the Company.

Reliance on Skilled Workers and Equipment

The ability of the Company to compete and grow cannabis will be dependent on it having access to, at a reasonable cost and in a timely manner, skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company may be significantly greater than anticipated by management, and may be greater than funds available, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have a adverse effect on the operations and financial results of the Company.

Attraction and Retention of Key Personnel

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse effect on our business. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff in certain of the jurisdictions in which it conducts business. The Company has sought to and will continue to ensure that management,directors and any key employees are provided with appropriate incentives; however, their services cannot be guaranteed.

Product Liability

As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aleafia s products are recalled due to an alleged product defect or for any other reason, Aleafia could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aleafia may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aleafia has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if Aleafia is subject to a recall, the image of Aleafia could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aleafia s products and could have a material adverse effect on the results of operations and financial condition of Aleafia. Additionally, product recalls may lead to increased scrutiny of Aleafia s operations by regulatory agencies, requiring further management attention, potential loss of applicable licences and potential legal fees and other expenses.

Regulatory or Agency Proceedings, Investigations and Audits

The Company s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management s attention and resources or have a material adverse impact on the Company s business, financial condition and results of operation.

Ability to Establish and Maintain Bank Accounts

While Aleafia does not anticipate any banking restrictions at this time, there is a risk that banking institutions may not accept payments related to the cannabis industry. Such risks could increase costs for Aleafia. In the event financial service providers do not accept accounts or transactions related to the cannabis industry, it is possible that Aleafia may be required to seek alternative payment solutions, including but not limited to cryptocurrencies such as Bitcoin. There are risks inherent in cryptocurrencies, most notably its volatility and security issues. If the industry was to move towards alternative payment solutions and accept payments in cryptocurrency, Aleafia would have to adopt policies and protocols to manage its volatility and exchange rate risk exposures. Aleafia s inability to manage such risks may adversely affect Aleafia s operations and financial performance.

Information Technology Systems and Cyber-Attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ( IT ) services in connection with its operations. The Company s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Vulnerability to Rising Energy Costs

The Company s cannabis growing operations will consume considerable energy, which will make the Company vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Ability to Achieve or Maintain Profitability

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Risks Related to Cash Flow From Operations

Operating cash flow may decline in certain circumstances, many of which are beyond the Company s control. There is no assurance that sufficient revenues will be generated in the near future. Since the Company expects to continue incurring significant future expenditures for the expansion of its facilities, the Company will continue to experience negative cash flow until it reaches a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until the Company reaches a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect the Company s viability as an operating business.

Additional Financing

The continued development of the Company may require additional financing. Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The failure to raise additional capital could result in the delay or indefinite postponement of current business objectives or the Company becoming insolvent. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, on terms that are favourable or acceptable to the Company.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company s control. This volatility may affect the ability of holders of Common Shares to sell their securities for a profit, or at all. Market price fluctuations in the Common Shares may be due to the Company s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors.

Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risk Related to Dilution

The Company s articles permit the issuance of an unlimited number of Common Shares and shareholders will have no pre-emptive rights in connection with such further issuance. The Company may issue additional securities in the future, which may dilute a shareholder s holdings in the Company. Additional Common Shares will be issued by the Company on: (a) the exercise of options under the Company s stock option plan and (b) the exercise of outstanding warrants.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company s business, financial condition, results of operations and prospects.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment and management services agreements are customarily used as a primary method of retaining the services of key personnel, these agreements cannot assure the continued services of such persons. Any loss of the services of such individuals could have a material adverse effect on the Company s business, operating results or financial condition.

Conflicts of Interest

Certain directors and officers of the Company hold, and may in future hold, interests in other companies involved in the same or similar businesses to the Company and as such may, in certain circumstances, have a conflict of interest. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the Company s governing corporate law statute which requires a director of a company who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under applicable law.

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed to. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, results of operations and financial condition could be materially adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company s ability to continue operating and the value of the Common Shares and require the Company to devote significant resources to such matters. Even if the Company is involved in litigation and wins, litigation may redirect many of the Company s resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company s brand.

Operational Restriction Imposed by TSXV

In connection with the approval of the Company s Business Combination, the TSXV required that the Company deliver an undertaking confirming that, while listed on the TSXV, the Company will only conduct the business of production, sale and distribution of medical cannabis in Canada as permitted under any applicable licence issued by Health Canada. A further undertaking was delivered in connection with TSXV approval of the Companys acquisition on its interests in the Brands Joint Venture and the Retail Joint Venture. These undertakings could have an adverse effect on the Company s ability to expand its business into other areas including the provision of non-medical cannabis in the event that the laws were to change to permit such sales and the Company is still listed on the TSXV and still subject to the undertakings at the time. These undertakings may prevent the Company from expanding into new areas of business when competitors have no such restrictions. All such restrictions could materially and adversely affect the Company s growth, business, financial condition and results of operations.

United States Border Crossing

Investors in the Company and the Company s directors, officers and employees may be subject to travel and entry bans into the United States. Recent media articles have reported that certain Canadian citizens have been rejected for entry into the United States due to their involvement in the marijuana sector.

The majority of persons travelling across the Canadian and U.S. border do so without incident, whereas some persons are simply barred entry one time. The U.S. Customs and Border Protection agency recently confirmed that while Canadian citizens working in or facilitating the proliferation of the legal marijuana industry in Canada coming to the U.S. for reasons unrelated to the marijuana industry will generally be admissible, individuals entering the U.S. for reasons related to the marijuana industry may be deemed inadmissible. Inadmissibility in the United States implies a lifetime ban for entry as such designation is not lifted unless an individual applies for and obtains a waiver.

NASDAQ Listing

Aleafia has submitted an application to become listed on the NASDAQ. While the outcome of this application is unknown at this time, should Aleafia be accepted to list on the NASDAQ, there is a risk that different liquidity levels, volumes of trading, currencies and market conditions on the TSXV as compared to NASDAQ may result in different prevailing trading prices between the stock exchanges. As a result, the market price of the Common Shares at any given time may not accurately reflect Aleafia s long-term value.

DIVIDENDS

The Company has never paid cash dividends on its Common Shares and the Company does not anticipate paying any cash dividends until its financial position and earnings so permit. For the foreseeable future, Aleafia s cash resources will be used to expand clinical operations and fund ongoing activities.

CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As at the close of business on December 12, 2018 a total of 157,555,161 Common Shares are issued and outstanding.

Common Shares

Each Common Share carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of Common Shares in the event of the liquidation, dissolution or winding-up of the Company. All of the Common Shares outstanding are fully paid and non-assessable.

MARKET FOR SECURITIES

Trading Price and Volume

The Company s Common Shares are traded on the TSXV under the trading symbol ALEF . The following table sets forth the reported price ranges and volume of trading for each month since January 2017 (Source: TMX Data for January 2017 December 2017, Stockwatch Data for March 2018 December 2018):

Period	High	Low	Volume
December 1 - 12, 2018	1.79	1.27	13,473,022
November 2018	3.08	1.7	32,310,686
October 2018	3.95	1.71	78,241,625
September 2018	4.70	0.97	121,802,929
August 2018	1.10	0.65	11,869,719
July 2018	0.78	0.64	4,048,616
June 2018	0.94	0.50	14,944,934
May 2018	0.65	0.51	5,434,143
April 2018	1.01	0.47	12,087,926
March 2018	1.25	0.84	3,315,887
February 2018	N/A	N/A	N/A(1)
January 2018	N/A	N/A	N/A(1)
December 2017	0.70	0.53	6,202,683
November 2017	0.75	0.39	13,329,759
October 2017	0.485	0.33	5,074,321
September 2017	0.385	0.29	1,458,433
August 2017	0.40	0.35	700,801
July 2017	0.475	0.39	1,070,992
June 2017	0.495	0.34	5,340,857
May 2017	0.75	0.385	12,480,605
April 2017	0.86	0.70	3,343,427
March 2017	0.89	0.65	4,299,961
February 2017	0.92	0.69	3,328,706
January 2017	0.93	0.66	3,677,176

Notes:

(1)	Trading halted in connection with the Business Combination.

Prior Sales

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company from January 1, 2017 to December 31, 2017:

Date	Type of Security	Issue Price	Number of Securities Issued
March 21, 2017	Common Shares	Nominal value	32,169,999
April 20, 2017	Common Shares	$0.25	9,840,000
June 5, 2017	Options	$0.25	5,000,000
October 4, 2017(1)	Common Shares	$0.25	24,000,000
December 15, 2017	Common Shares	$0.50	7,660,000

Notes:

(1)	Issued in connection with the completion of the Red Leaf Assignment Agreement, see General Development of the Business Events Prior to the Business Combination Year Ended December 31, 2017 .

ESCROWED SECURITIES

As a result of the reverse acquisition transaction between Canabo and CMC on November 9, 2016, there were 13,765,500 Common Shares subject to a Tier 2 Value Escrow Agreement. There was an initial release of 1,376,550 (10%) of the escrowed securities a further release of 2,064,825 shares on May 9, 2017 (15%), a release of 2,064,825 shares on November 9, 2017 (15%), a release of 2,064,825 shares on May 9, 2018 (15%), and a release of 2,064,285 shares on November 9, 2018. The remaining 4,129,650 shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

At the date hereof, a total of 4,129,650 Common Shares are held in trust. Computershare Trust Company of Canada is the escrow agent.

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	4,129,650	2.62%

DIRECTORS AND OFFICERS

Each of the directors of the Company is elected annually at the annual meeting of the Shareholders. All directors serve until the next annual general meeting of Shareholders or until a successor is elected or appointed or until the director is removed at a meeting of Shareholders. The following table sets forth, among other things, the name, province and country of residence, position, period served as a director, principal occupation during the last five (5) years and other current directorships, for each person who serves as a director of the Company.

Name, Residence and Position With the Company	Principal Occupation for the past five years	Director or Officer Since	Number and Percent of Common Shares
Hon. Julian Fantino Ontario, Canada Chairman of the Board and Director

Current Chairman of the Board and former Executive Chairman of the Board; Principal of J. Fantino and Associates Inc. (present), Canadian Member of Parliament for the riding of Vaughan (2010-2015) and served as the Minister of Veterans Affairs, National Defence and International Cooperation.

		March 26, 2018	4,500,000 (2.86%)
Raf Souccar Ontario, Canada Director	Former Chief Executive Officer of the Company and former President of the Company; Principal of Raf Souccar Consulting Inc. (2014-present), Chief Security Officer, Royal Canadian Mint.	March 26, 2018	4,500,000 (2.86%)
Hon. Gary Goodyear Ontario, Canada Director

President, Clinic Operations of the Company and Director of Aleafia Farms Inc.; self-employed consultant (2015-present); Canadian Member of Parliament for the riding of Cambridge (2004-2015) and served as the Minister of State for Science and Technology and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario.

		May 31, 2018	830,550 (0.53%)
Mark Sandler(1) Ontario, Canada Director	Senior Partner at Cooper, Sandler, Shine & Bergman LLP (present); Bencher of the Law Society of Upper Canada (2003-present); Commissioner, Ontario Securities Commission (2017-present).	April 24, 2018	Nil

Name, Residence and Position With the Company	Principal Occupation for the past five years	Director or Officer Since	Number and Percent of Common Shares
Dr. Michael Verbora Ontario, Canada Director	Current Chief Medical Officer of the Company; Dr. Michael Verbora MPC (2015-present); Resident Physician at Department of Family Medicine (University of Toronto) (2013-2016).	March 26, 2018	172,200 (0.11%)
William Stewart(1) Ontario, Canada Director	Principal of William A. Stewart Consulting Services (2012-2018); Chief of the Toronto Fire Services (2003- 2012).	May 31, 2018	500,000 (0.32%)
Lea Ray(1) Ontario, Canada Director and Audit Committee Chair

Current Audit Committee Chair of the Company; Director at Workplace Safety and Insurance (2008- present); Director at Tarion Warranty Corporation (2010-2018); Director at Street Capital Group Inc. (2015-2018); Director at ProDemnity Insurance Company (2017-2018).

		October 5, 2018	Nil
Geoffrey Benic Ontario, Canada Chief Executive Officer	Current CEO of the Company; Regional Director, Founder and Chairman of Sofilia Logistics Group, Inc. (2004-2018); General Manager, Grocery Gateway; Regional Director, United Parcel Service Canada.	June 28, 2018	Nil
Nick Bergamini Ontario, Canada Vice-President, Public Affairs

Current Vice-President, Public Affairs of the Company, Press Secretary and Director of Communications to the Leader of the Official Opposition in the Ontario Legislature (2016-2018), Press Secretary and Chief Spokesman for Canada s Minister of Finance (2014- 2015).

		August 2, 2018	Nil
Benjamin Ferdinand Ontario, Canada Chief Financial Officer and Corporate Secretary	Current CFO of the Company; Managing Director, Platform Strategies at TMX Group (2012-2018), Vice- President and Head of Finance, Strategy and Corporate Development for TMX Group (2012-2018).	August 2, 2018	Nil
Trevor J. Newell Ontario, Canada Chief Marketing and Technology Officer	Current CMTO of the Company; President at Wholesale Energy Systems (2016-present); Co- Founder and President at SHOP.ca Network Inc. (2011-2016).	August 14, 2018	Nil

Notes:

(1)	Member of the Audit Committee.

Ownership of shares

As of the date of this AIF, the directors and executive officers of the Company, as a group, owned or exercised control or direction over, directly or indirectly, an aggregate of 10,502,750 Common Shares (approximately 6.67% of the Common Shares, issued and outstanding).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Aleafia, as of the date of this AIF and within the ten years before the date of this AIF, no director, officer or promoter is or has been a director, officer or promoter of any person or company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days, state the fact and describe the basis on which the order was made and whether the order is still in effect; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact.

Penalties or Sanctions

To the knowledge of Aleafia, no director, officer or promoter of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making an investment decision.

The foregoing information, not being within the knowledge of Aleafia, has been furnished by the respective directors and executive officers.

Personal Bankruptcies

To the knowledge of Aleafia, no director, officer or promoter of the Company, or a personal holding company of any of them, has, within the ten years prior to the date of this Filing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements, or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The Company' s directors are required by law to act honestly and in good faith with a view to the Company s best interests and to disclose any interests which they may have in any project or opportunity of ours. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board of Directors.

To the best of the Company s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest among the Company, the Company s promoters, directors and officers or other members of management of ours or any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

AUDIT COMMITTEE AND RELATED INFORMATION

The Audit Committee meets with the Chief Financial Officer of the Company and the independent auditors of the Company to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the directors for approval the annual consolidated financial statements, the annual report and certain other documents required by regulatory authorities.

Audit Committee Charter

The audit committee of the Company (the Audit Committee ) is currently comprised of three (3) individuals, all of whom are financially literate. The current members of the Audit Committee are Lea Ray (Chair), Mark Sandler and William Stewart. All Audit Committee members are Independent under National Instrument 52-110 Audit Committees ( NI 52-110 ). A copy of the Audit Committee charter is attached as Schedule A hereto.

Composition of the Audit Committee

Member	Independent / Not Independent(1)(2)	Financially Literate(3)
Lea Ray	Independent	Financially Literate
Mark Sandler	Independent	Financially Literate
William Stewart	Independent	Financially Literate

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, reasonably interfere with the exercise of a member s independent judgment.

(2)	The Company is a venture issuer for the purposes of NI 52-110. As such, the Company is exempt from the requirement to have the Audit Committee comprised entirely of independent members.
(3)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company s financial statements.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member s general business experience, relevant to the performance of his responsibilities as a member of the Audit Committee.

Lea Ray – Ms. Ray is a Board of Directors member and Audit Committee Chair for a number of Boards, including the Workplace Safety & Insurance Board, Street Capital Bank, and ProDemnity Insurance Company. She is also a member of the Board of Tarion Warranty Company, and was previously the Vice-Chair. Ms. Ray was also the Vice President, Corporate Finance/CFO for Warner Bros. Entertainment Groups of Companies in Canada. Ms. Ray is a Chartered Professional Accountant and is an Institute Certified Director.

Mark Sandler– Mr. Sandler has been a member of the Ontario bar for almost 40 years. He is the senior partner of Cooper, Sandler, Shime & Bergman LLP, and practices as an appellate and trial lawyer in criminal and regulatory matters. He served an elected Bencher of the Law Society of Upper Canada for just under 12 years, and chaired its Appeal Panel and Tribunal Committee. He was also a member and Chair of the Board of the Law Foundation of Ontario.

William Stewart – Mr. Stewart is a distinguished Fire Service leader. After nearly 40 years of active duty, he was appointed to lead Canadas largest Fire Service as Chief of Toronto Fire Services from 2003-2012. In 2011, Toronto Fire Services had an operating budget of $369 million, which Mr. Stewart was responsible for overseeing. He is a national leader in the fire protection field, serving on the boards of the National Fire Protection Association and the Canadian Fallen Fire Fighters Foundation, and named Fire Chief of the Year in both 2008 and 2010. Prior to his decades in the Fire Service, Bill was a commissioned officer of the Canadian Armed Forces. He received an Armed Forces Commendation in 2011.

External Auditor Service Fees

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)
2017	38,000	-	-	-
2016	38,000	-	-	-

Notes:

(1)	“Audit Fees”includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.
(2)

“Audit-Related Fees” includes fees for assurance and related services that are related to the performance of the review of the financial statements including fees for AIF and earn-in audit work and are not reported under (1).

(3)	“Tax Fees” includes fees for tax compliance, tax planning and tax advice.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed in this AIF, none of the Company s directors, executive officers or principal securityholders, or associates or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the preceding three years or in any proposed transaction that has materially affected or will materially affect the Company.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, the Company is not aware of any material interests, direct or indirect, of: (a) any Shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent (10%) of the voting rights attached to shares; (b) any of the Company s directors or subsidiaries directors or executive officers; or (c) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within the three (3) most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company is Computershare Investor Services Inc., located at 1500 Robert Bourassa Boulevard, 7th Floor Montreal, QE H3A 3S8.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts the Company is a party to are the following:

•

Memorandum of Understanding dated September 25, 2018 between CannTrust Inc. and Aleafia Health Inc. that will give to CannTrust the right of first refusal to purchase all bulk dried cannabis produced by Aleafia in 2019, up to 15,000kg.

•	The Production Licence. See Description of the Business - Licences.

•	The Distribution Licence. See Description of the Business - Licences.

•	Master Joint Venture Agreement between SPE Finance LLC and Aleafia Brands Inc. and Aleafia Health Inc. dated November 22, 2018 regarding the Flying High Brands Inc. joint venture.

•	Unanimous Shareholder Agreement between Aleafia Brands Inc., SPE Finance LLC and Flying High Brands Inc. dated November 22, 2018 regarding the Flying High Brands Inc. joint venture.

•	Master Joint Venture Agreement between SPE Finance LLC and Aleafia Retail Inc. and Aleafia Health Inc. dated November 22, 2018 regarding the One Plant (Retail) Corp. joint venture.

•	Unanimous Shareholder Agreement between Aleafia Retail Inc., SPE Finance LLC and One Plant (Retail) Corp. dated November 22, 2018 regarding the One Plant (Retail) Corp. joint venture.

•

Warrant Indenture between Aleafia Inc., Computershare Trust Company of Canada and Canabo Medical Inc. dated February 15, 2018 providing for the issue of warrants in connection with the Business Combination.

•	Business Combination Agreement between Aleafia Inc., Canabo Medical Inc. and 2412550 Ontario Inc. dated January 31, 2018 in connection with the Business Combination.

•	License Agreement between International Franchise Inc. and Flying High Brands Inc. dated November 22, 2018 regarding certain trademarks and other intellectual property.

•	Strategic Alliance and Share Exchange Agreement among Canabo Medical Corporation, Canabo Medical Inc., Peak Pulmonary Consulting Inc. and Cielomed Inc. dated March 28, 2017.

Copies of these agreements may be inspected during regular business hours at the office of Aleafia s Canadian Legal Counsel, Gowling WLG (Canada) LLP at 1600-100 King Street West, Toronto, ON. M5X 1G5.

INTERESTS OF EXPERTS

The annual consolidated financial statements for the year ended October 31, 2017 were audited by Manning Elliott LLP, Chartered Professional Accountants, of Vancouver, British Columbia, Canada. The auditors, appointed by the Shareholders, examined the consolidated financial statements in accordance with International Financial Reporting Standards. Manning Elliott LLP confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct.

ADDITIONAL INFORMATION

Additional information regarding the Company may be found under the Company s profile on SEDAR at www.sedar.com.

Additional financial information relating to the Company is provided in the Company s financial statements and management s discussion and analysis for the financial year ended October 31, 2017 and for its interim periods ended March 31, 2018, June 30, 2018 and September 30, 2018.

SCHEDULE A
AUDIT COMMITTEE CHARTER

Under National Instrument 52-110 Audit Committees ( NI 52-110 ) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee s Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company s financial statements and other relevant public disclosures, the Company s compliance with legal and regulatory requirements relating to financial reporting, the external auditors qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

At least one member must be financially literate as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one member of the Audit Committee must be independent as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company s size and limited financial resources, the Company s Chief Executive Officer and Chief Financial Officer are responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

At this time, due to the Company s size and limited financial resources, the Company s Chief Executive Officer and Chief Financial Officer are responsible for ensuring that the Company s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.